201 Merritt 7 Corporate Park

Norwalk, Connecticut 06851

August 23, 2023

VIA EDGAR CORRESPONDENCE

Alex King

Division of Corporate Finance

Office of Manufacturing

United States Securities Exchange Commission

Washington D.C. 20549

Re:  Reed’s, Inc.

        Registration Statement on Form S-1, filed August 16, 2023, as amended on August 23, 2023,

File No. 333-274034 (the “Registration Statement”)

Dear Mr. King:

Pursuant to Rule 460 and Rule 461 under the Securities Act of 1933, as amended, Reed’s, Inc., a Delaware corporation (the “Company”), hereby requests that the effective date of the above referenced Registration Statement be accelerated so that it will become effective at 4:00 p.m., Eastern time, on Friday, August 25, 2023, or as soon thereafter as practicable.

The Company acknowledges that:

●	should the Securities and Exchange Commission (“Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company and its management from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
●	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

REED’S, INC.,
a Delaware corporation

/s/ Norman E. Snyder, Jr.
By: Norman E. Snyder, Jr.
Its: Chief Executive Officer